Exhibit 12.2

Thermon Holding Corp.

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands, except ratio data)

	Predecessor		Predecessor Successor Combined		Successor
	2010		Year Ended March 31 2011		2012
Earnings

Income (loss) from continuing operations before provision for income taxes	$32,906		$(26,481)		$19,498

Plus: Fixed Charges

Interest expense and amortization of premiums/discounts (a)	7,357		29,200		19462
Estimated interest component of rental expense	566		677		739

Total Fixed Charges	$7,923		$29,677		$20,201

Less:

Pre tax income from continuing operations plus fixed charges	$40,829		$3,196		$39,699

Ratio of Earnings to Fixed Charges	5.2	x	nm	(b)	2.0	x

(a)         The Company considers one-third of rent expense to be a reasonable estimate of the related interest expense.

(b)        Earnings were insufficient to cover fixed charges in the fiscal year ended March 31, 2011 by $56.2 million due to increased interest and amortization expenses, financing fees and other non-recurring expenses related to the acquisition of a controlling interest in the Company by an investor group led by our private equity sponsors, which was completed on April 30, 2010.